Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3, No. 333-          ) and related Prospectus of Nationwide Health Properties, Inc. for the registration of debt securities, preferred stock, common stock, and securities warrants and to the incorporation by reference therein of our reports dated February 9, 2007, with respect to the consolidated financial statements and schedule of Nationwide Health Properties, Inc., Nationwide Health Properties, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Nationwide Health Properties, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Irvine, California

May 4, 2007